Mail Room 4561

May 17, 2010

Michael C. Hiler, President
PMX Communities, Inc.
Technology Business Incubator, Research & Development Park
3701 FAU Blvd., Suite 210
Boca Raton, FL 33431

> **Re:** **PMX Communities, Inc.**
> **Post-Effective Amendment No. 3 to**
> **Registration Statement on Form S-1**
> **Filed May 4, 2010**
> **File No. 333-161699**
>
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Filed May 4, 2010**
> **Form 8-K/A**
> **Filed May 4, 2010**
> **File No. 333-161699**

Dear Mr. Hiler:

We have reviewed your response letter dated May 3, 2010 and the above-referenced filings and have the following comments. References to prior comments in this letter relate to comments in our letter dated April 13, 2010. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-Effective Amendment No. 3 to Registration Statement on Form S-1

Plan of Distribution and Selling Security Holders, page 17

1.   Please provide us with additional substantive analysis as to how you reached the conclusion that OTC Business Solutions is not acting as a conduit for the issuer. Specifically, tell us how long OTC Business Solutions has held the shares and describe the nature of the consulting services that OTC Business Solutions provided in exchange for the shares.

Business Experience of Officers, Directors and Significant Employees, page 32

2.   Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve in such capacity, in light of your business and structure. Refer to Item 401(e) of Regulation S-K.

3.   Your disclosure on page 34 continues to refer to involvement by your directors and executive officers in certain legal proceedings during the past five years; however, Item 401(f) of Regulation S-K requires disclosure of certain legal proceedings during the past ten years. Please update your disclosure accordingly.

Summary Compensation Table, page 32

4.   You state that Mr. Hiler, through OTC Business Solutions, was issued five million shares of common stock for services rendered. Please identify the aggregate fair market value of the stock award as of the grant date. Refer to Item 402(n)(2)(v) of Regulation S-K. As noted in prior comment 3, the "All Other Compensation" column of the summary compensation table is not available to report any compensation that may be reported in a different column. In this respect, it remains unclear why the cash payment to the wholly owned affiliate of Mr. Hiler could not be and should not be included in either the salary or bonus column. It appears that the payment was for personal services provided by Mr. Hiler to PMX, and that the payment was the functional equivalent of salary or bonus. Revise or advise in detail regarding the basis of your apparent belief that the $60,000 cash payment may not be properly reported in a different column.

Form 10-K/A for Fiscal Year Ended December 31, 2009

5.   In response to prior comment 5, you state that you are a voluntary filer; however, this appears inconsistent with the box you have selected on the cover page indicating that you are required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Revise accordingly.

Form 8-K filed April 7, 2010

6.   We note that during the year ended December 31, 2009, you offered common stock to certain individuals under Rule 506 of Regulation D and/or Section 4(2). As requested in prior comment 10, please provide the specific date(s) and amount of securities sold for each transaction of unregistered sales of equity securities. Refer to Item 701(a) of Regulation S-K. As noted in prior comment 10, we are unable to locate the Form D that was not properly filed. Please file the Form D, tell us when the Form D was filed, or revise the disclosure if you did not rely on Regulation D.

* * * * *

Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please direct all questions to Stephani Bouvet at 202-551-3545 or, in her absence, to me at 202-551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via facsimile: (303) 482-2731
        Jody Walker, Esq.